Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Umberto Bedini Appointed Chief Operations Officer

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 28, 2013--Natuzzi SpA (NYSE:NTZ) today announced that Mr. Umberto Bedini, after almost two and a half years, re-joined the Company as Chief Operations Officer of the Natuzzi Group.

Mr. Bedini will be in charge of integrating worldwide the whole manufacturing and supply-chain processes by simplifying the organizational structures, reducing the complexity, focusing on a lean enterprise approach, which will bring us to re-engineering the product as well as redefining the product development process to speed up our time to market.

Mr. Bedini previously occupied key functions within a number of large international groups, including Gruppo Farmaceutico Angelini, Rockwell Rimoldi, Merloni Elettrodomestici (nowadays Indesit) and Candy Group. Since 2004, Mr. Bedini has been partner and CEO of ECA Consulting, one of Italy’s most valued management consultancies in the field of operations. From 2011 until May 2012 he covered roles of high responsibility in Montenegro, such as President in Eurocem Trade, President in Mjesovito AD and CEO in NOVITO D.O.O. From June 2012 until April 2013 he was CEO of Edilcemento Spa (Colacem Group).

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group, commented: “We are pleased that Umberto decided to cooperate with us again and make his long lasting experience, gained in international and complex environments, available to our important challenges. His contribution will be important in achieving the objectives we have set for ourselves.”

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, tel. +39.080.8820.812; cell. +39.331.1943329
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 28, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi